Dairy Fresh Farms Inc.
                              413 Churchill Avenue
                                 Ottawa, Ontario
                                 CANADA KlZ 5C7

January 26, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

                  Re:      Dairy Fresh Farms Inc.
                           Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed May 26, 2006
                           Forms 10-QSB for Fiscal Quarters Ended
                           March 31, 2006 and June 30, 2006
                           Filed June 22, 2006 and August 14, 2006
                           File No. 0-52160

Dear Ms. Sifford, Mr. Newberry and Ms. Buskirk:

Below are the responses to your comments on November 29, 2006


Form 10-KSB for the Fiscal Year Ended December 31, 2005
-------------------------------------------------------

Controls and Procedures, page 9
-------------------------------


            1. Please revise your disclosure to state whether there have been any changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please refer to Section 11.F.3 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/338238.htm.

      We have revised our filing to include the following:



      Changes in Internal Controls

      In connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Exchange Act, there was no change identified in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm, page 19
--------------------------------------------------------------------

            2. Provide an audit report signed by your independent registered public accounting firm in an amended filing. Please note that all officer certifications will need to be updated in this amended filing.

We have revised the filing to include the signature.

Exhibits, page 15
-----------------

            3. Please provide or incorporate by reference all exhibits required by Regulation S-B Item 601(a) - (b) for each periodic report you file. We further note that some exhibits may be incorporated by reference to Form. 8-K. The items to be provided and the filing deadlines for such items under Form 8-K are provided in the instructions to Form 8-K.

We have revised the filing to include the requisite exhibits.

Exhibits 31.1 and 31.2
----------------------

            4. We note that these certifications contain improper wording. Please provide certifications worded exactly as specified in Regulation S-B Item 601(b)(31) in future filings. We note that the words "issuer" or "registrant" should be replaced with "small business issuer" as the case may be, the title of the exhibit should be "certifications", and that paragraph 5.(a) should 'address "all significant deficiencies".


We have revised the filing and will include such language in future filings.

The Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ Robert Harrison
-------------------------------------------
Chief Executive Officer